SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 6-K

                   REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                        TO RULE 13a-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934
                        For the month of October, 2003
                                LANOPTICS LTD.
                (Translation of registrant's name into English)
                               1 Hatamar Street
                                  P.O.B. 527
                                 Yokneam 20692
                                    ISRAEL
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|                Form 40-F ___


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes ___                      No  |X|

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                               TABLE OF CONTENTS
                               -----------------









Information furnished
Signature
Exhibit Index
Exhibit 99.1 - Press Release dated October 30, 2003

                             INFORMATION FURNISHED
                             ---------------------

         On October 30, 2003, LanOptics Ltd. issued a press release announcing results for the third quarter ended September 30, 2003. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        LANOPTICS LTD.

                                        By:    /s/ Dror Israel
                                             -----------------
                                              Name:     Dror Israel
                                              Title:    Chief Financial Officer


      Dated: October 30, 2003

                                 Exhibit Index

  Exhibit Number                                           Description
  --------------                                           -----------

        99.1       Press release dated October 30, 2003.

Exhibit 99.1

------------------ ----------------------------------------------------------
[GRAPHIC OMITTED]  LANOPTICS BUILDING
                   1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                   PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                   http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
------------------ ----------------------------------------------------------

Contact:
Dror Israel, CFO
LanOptics Ltd.  Israel
++972-4-959 6666
E.Mail: dror@lanoptics.co.il

FOR IMMEDIATE RELEASE
---------------------

                LANOPTICS ANNOUNCES 2003 THIRD QUARTER RESULTS

      Yokneam, Israel, October 30, 2003 -- LanOptics Ltd. (NASDAQ: LNOP), a provider of network processors, today announced results for the third quarter ended September 30, 2003.

      For the three months ended September 30, 2003, LanOptics reported revenues of US$ 467,000 versus US$ 143,000 in the third quarter of 2002. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss amounted to US$ 2,422,000, versus US$ 7,554,000 (including a one time non-cash "in process R&D" expense, in the amount of US$ 4,656,000) in the third quarter of 2002. The majority of the expenses that resulted in the operating loss were attributable to EZchip's research and development efforts on future products, and the balance of the expenses related primarily to EZchip's sales and marketing activities. Net loss for the third quarter was US$ 686,000, a loss of US$ 0.08 per share, compared to net loss of US$ 5,359,000, or US$ 0.68 per share, for the same period last year.

      For the nine months ended September 30, 2003, LanOptics reported revenues of US$ 1,196,000, compared with US$ 228,000 for the same period last year. All of these revenues were attributable to LanOptics' subsidiary, EZchip Technologies. Operating loss for the nine months amounted to US$ 7,999,000, versus US$ 12,925,000 in the same period last year. Net loss from continuing operations for the nine months was US$ 2,272,000, a loss of US$
 0.26 per share, compared to net loss from continuing operations of US$ 5,895,000 or US$ 0.78 per share for the same period last year. Net loss for the nine months was US$ 2,272,000, or US$ 0.26 per share, compared to year-earlier loss for the comparable period of US$ 5,847,000 or US$ 0.77 per share.

      The consolidated financial statements of LanOptics conform to accounting principles generally accepted in Israel (Israeli GAAP), which differ in certain material respects from those followed in the United States (US GAAP). The main difference relates to the accounting for Preferred Shares of a subsidiary. As a result, the net loss for the nine month period ended September 30, 2003, and deficiency in shareholders' equity as of that date in accordance with US GAAP were US$ 7,790,000 and US$ 15,132,000, respectively, as compared with net loss and shareholders' equity in accordance with Israeli GAAP of US$ 2,272,000 and US$ 5,751,000, respectively.

       LanOptics is focused on its subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with immense savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

      For more information on EZchip, visit the web site at http://www.ezchip.com

      For more information on LanOptics, visit the web site at http://www.lanoptics.com

      "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.


                            -- Tables to Follow --

                                LanOptics Ltd.
                       Consolidated Statement of Income
             (U.S. Dollars in thousands, except per share amounts)

                                                             Three Months Ended             Nine Months Ended
                                                                September 30                   September 30
                                                         ----------------------------  -----------------------------

                                                                 2003           2002         2003              2002
                                                                 ----           ----         ----              ----
Sales                                                             467            143        1,196               228
Cost of Sales                                                     173             55          432                88
Amortization of Developed Technology                               71             36          213                36
                                                         ------------- --------------  ----------- -----------------
Gross Profit                                                      223             52          551               104

Research & Development Cost                                     1,802          6,858        5,618            10,785
Selling, General & Administration, net                            843            748        2,932             2,244
                                                         ------------- --------------  ----------- -----------------
Operating Loss                                                (2,422)        (7,554)      (7,999)          (12,925)

Financial Income, net                                              20            117           81               623
                                                         ------------- --------------  ----------- -----------------

Loss Before Minority Interest                                 (2,402)        (7,437)      (7,918)          (12,302)

Minority Interest in Loss of Subsidiaries                       1,716          2,094        5,646             6,407

                                                         ------------- --------------  ----------- -----------------
Net Loss from Continuing Operations                             (686)        (5,343)      (2,272)           (5,895)
Income/(Loss) from Discontinued Operation                                       (16)                             48

                                                         ------------- --------------  ----------- -----------------
Net Loss                                                        (686)        (5,359)      (2,272)           (5,847)
                                                         ============= ==============  =========== =================

Basic and Diluted Net Earnings/(Losses) per Share
(U.S. Dollars)
From Continuing Operations                                     (0.08)         (0.67)       (0.26)            (0.78)
From Discontinuing Operations                                      --         (0.00)           --              0.01
                                                         ------------- --------------  ----------- -----------------
Basic and Diluted Net Losses per Share                         (0.08)         (0.68)       (0.26)            (0.77)

Weighted Average Number of Shares Used in Computing
Basic and Diluted net Losses per Share                      8,715,857      7,926,781    8,713,447         7,542,278
                                                         ============= ==============  =========== =================




                                  -- more --

                                LanOptics Ltd.
                          Consolidated Balance Sheet
                          (U.S. Dollars in thousands)

                                                                       September30,             December
                                                                           2003                 31, 2002
                                                                      ---------------         -------------
ASSETS
CURRENT ASSETS:
Cash, Cash Equivalents & Marketable Securities                                15,716                10,680
Trade Receivable                                                                 250                   362
Other Receivables                                                                360                   532
Inventories                                                                      438                   377
                                                                      ---------------         -------------
Total Current Assets                                                          16,764                11,951

LONG-TERM INVESTMENTS:
Prepaid Development and Production Costs, Net                                    628                   777
Severance Pay Fund                                                             1,183                   939
                                                                      ---------------         -------------
Total Long-Term Investments                                                    1,811                 1,716

PROPERTY & EQUIPMENT, NET                                                        760                 1,021

OTHER ASSETS, NET:
Technology, Net                                                                1,105                 1,318
Goodwill, Net                                                                  1,450                 1,574
                                                                      ---------------         -------------
Total Other Assets                                                             2,555                 2,892

                                                                      ---------------         -------------
TOTAL ASSETS                                                                  21,890                17,580
                                                                      ===============         =============



LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade Payables                                                                   254                   506
Other Payables and Accrued Expenses                                            2,094                 2,296
                                                                      ---------------         -------------
Total Current Liabilities                                                      2,348                 2,802

LONG-TERM LIABILITIES:
Accrued Severance Pay                                                          1,471                 1,196
Long Term Debt                                                                 1,361
                                                                      ---------------         -------------
Total Long-Term Liabilities                                                    2,832                 1,196

TOTAL LIABILITIES ATRIBUTED TO DISCONTINUED OPERATIONS                           111                   214

PREFERRED SHARES IN A SUBSIDIARY                                              10,848                 5,567

SHAREHOLDERS' EQUITY:
Share Capital                                                                     60                    60
Additional Paid-in Capital                                                    33,965                33,743
Accumulated Deficit                                                         (28,274)              (26,002)
                                                                      ---------------         -------------
Total Shareholders' Equity                                                     5,751                 7,801

                                                                      ---------------         -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    21,890                17,580
                                                                      ===============         =============



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